WEX Inc.
August 13, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-243519)

Ladies and Gentlemen:

WEX Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-243519), originally filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2020 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company expects to promptly file a new registration statement with the code “S-3ASR” (the “New Registration Statement”), and requests the filing date of the New Registration Statement to be August 10, 2020. No securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for use in connection with the filing of the New Registration Statement and, to the extent applicable, future filings.

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If you have any questions regarding the foregoing application for withdrawal, please telephone Roberto Simon, Chief Financial Officer of the Company, at (207) 773-8171.

Very truly yours, WEX INC. By: /s/ Roberto Simon Name: Roberto Simon Title: Chief Financial Officer

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